UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

THIRD COAST BANCSHARES, INC.

 (Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

88422P109

(CUSIP Number)

Castle Creek Capital Partners VIII, LP

11682 El Camino Real, Suite 320

San Diego, CA 92130

858-756-8300

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

November 18, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAME OF REPORTING PERSONS Castle Creek Capital Partners VII, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN (Limited Partnership)

(1)	The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

1	NAME OF REPORTING PERSONS Castle Creek Capital VII LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC/AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)	The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

1	NAME OF REPORTING PERSONS Castle Creek Capital Partners VIII, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,261,289 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,261,289 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,261,289 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.31% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN (Limited Partnership)

(1)	The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

1	NAME OF REPORTING PERSONS Castle Creek Capital Partners VIII Co-Investment Fund A, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 241,733 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 241,733 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,733 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.59% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN (Limited Partnership)

(1)	The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

1	NAME OF REPORTING PERSONS Castle Creek Capital VIII LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC/AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,503,022 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,503,022 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,503,022 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)	The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D filed on October 7, 2022 (as amended by Amendment No. 1 filed on May 8, 2023, Amendment No. 2 filed on June 15, 2023 and Amendment No. 3 filed on November 13, 2024, the “Schedule 13D”) with the U.S. Securities and Exchange Commission (the “SEC”), relating to the shares of common stock, par value $1.00 per share (“Common Stock”), of Third Coast Bancshares, Inc. (the “Issuer” or the “Company”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 4 that are not otherwise defined herein have the meanings attributed to them in the Schedule 13D.

Item 3.                    Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

Between November 13, 2024 and November 18, 2024 (inclusive), Castle Creek Capital Partners VII, LP (“Fund VII”) sold an aggregate of 163,777 shares of Common Stock for proceeds of $5,700,417.75, which represents an amount net of commissions and fees, in various open-market transactions.

Item 5.                    Interest in Securities of the Issuer

Item 5 (a) - (c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

Reporting Person	Amount Beneficially Owned (3)	Percent of Class (4)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Castle Creek Capital Partners VII, LP	0	0%	0	0	0	0
Castle Creek Capital VII LLC	0	0%	0	0	0	0
Castle Creek Capital Partners VIII, LP (2)	1,261,289	8.31%	0	1,261,289	0	1,261,289
Castle Creek Capital Partners VIII Co-Investment Fund A, LP (2)	241,733	1.59%		241,733		241,733
Castle Creek Capital VIII LLC (1)	1,503,022	9.9%	0	1,503,022	0	1,503,022

(1)	CCC VIII disclaims beneficial ownership of the Common Stock beneficially owned by Fund VIII and Fund VIII Co-Invest, except to the extent of its pecuniary interest therein.

(2)	Represents the number of shares of Common Stock issuable upon conversion of Series A Preferred Stock (based upon the Conversion Rate as of the date hereof as set forth in the Certificate of Designation, Preferences and Rights of the Series A Preferred Stock filed by the Company with the Secretary of State of the State of Texas on September 30, 2022 (the “Series A Certificate of Designation”)), subject to the limitations described in footnote (4) below.

(3)	Excludes 85,866 shares of Common Stock issuable upon conversion of 1,932 shares of Series A Preferred Stock (based upon the Conversion Rate as of the date hereof as set forth in the Series A Certificate of Designation) held by the Fund VIII Entities (due to the legal and contractual restrictions on the Fund VIII Entities’ ownership of Common Stock described herein) and all of the Warrants. Since the Fund VIII Entities do not presently, and will not within the next 60 days, have the right to acquire Common Stock in respect of such Series A Preferred Stock and the Warrants (due in part to the limitations described in Item 6 of the Schedule 13D), those underlying shares are not included in the amount reported herein.

(4)	This calculation is based on 15,182,126 shares of Common Stock outstanding, which was calculated based on (i) 13,679,104 shares of Common Stock of the Company outstanding as of October 31, 2024, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2024, and increased by (ii) 1,503,022 shares of Common Stock underlying 33,818 shares of Series A Preferred Stock (which is the maximum number of shares of Series A Preferred Stock that the Fund VIII Entities would be permitted to convert into Common Stock based upon the limitations in the Investment Agreement, the Series A Certificate of Designation and other agreements and applicable law). Based on the foregoing calculations, the Fund VIII Entities collectively own 9.9% of the issued and outstanding shares of Common Stock

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Fund VII has engaged in the following open market, broker-assisted transactions with respect to the Common Stock during the last 60 days: (i) 50,000 shares of Common Stock sold on November 13, 2024 at a weighted average price of $35.15 per share (in multiple open market, broker-assisted transactions ranging from $34.90 to $35.31, inclusive); (ii) 38,618 shares of Common Stock sold on November 14, 2024 at a weighted average price of $34.69 per share (in multiple open market, broker-assisted transactions ranging from $34.29 to $35.06, inclusive); (iii) 43,344 shares of Common Stock sold on November 15, 2024 at a weighted average price of $34.66 per share (in multiple open market, broker-assisted transactions ranging from $34.10 to $35.22, inclusive); and (iv) 31,815 shares of Common Stock sold on November 18, 2024 at a weighted average price of $34.76 per share (in multiple open market, broker-assisted transactions ranging from $34.60 to $35.00, inclusive).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2024

CASTLE CREEK CAPITAL PARTNERS VII, LP

By:	/s/ Tony Scavuzzo
Name:	Tony Scavuzzo
Title:	Managing Principal

CASTLE CREEK CAPITAL VII LLC

By:	/s/ Tony Scavuzzo
Name:	Tony Scavuzzo
Title:	Managing Principal

CASTLE CREEK CAPITAL PARTNERS VIII, LP

By:	/s/ Tony Scavuzzo
Name:	Tony Scavuzzo
Title:	Managing Principal

CASTLE CREEK CAPITAL PARTNERS VIII CO-INVESTMENT FUND A, LP

By:	/s/ Tony Scavuzzo
Name:	Tony Scavuzzo
Title:	Managing Principal

CASTLE CREEK CAPITAL VIII LLC

By:	/s/ Tony Scavuzzo
Name:	Tony Scavuzzo
Title:	Managing Principal